Exhibit 99.1

April 24, 2020

To the securities regulatory authority of each
of the Provinces and territories of Canada

REPORT OF VOTING RESULTS
Following the special meeting of shareholders of The Stars Group Inc. (the “Corporation”) held on April 24, 2020 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting. The matter set out below is described in greater detail in the management information circular of the Corporation dated March 26, 2020 (the “Circular”).

At the Meeting, the shareholders of the Corporation were asked to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated March 13, 2020, and, if deemed advisable, to approve, with or without variation, a special resolution of the shareholders (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the Circular, to approve a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Corporation and Flutter Entertainment plc (“Flutter”), whereby, among other things, Flutter will acquire all of the issued and outstanding common shares of the Corporation, all as more particularly described in the Circular. The Arrangement Resolution was approved, with the outcome of the vote being as follows:

Percentage of Votes For	Number of Votes For	Percentage of Votes Against	Number of Votes Against	Total Number of Votes
99.99%	199,206,301	0.01%	27,952	199,235,125

DATED this 24th day of April 2020.
THE STARS GROUP INC.

By:     (s) Brian Kyle
Name:         Brian Kyle
Title:        Chief Financial Officer